RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

January 25, 2011

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Novint Technologies, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed April 23, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 23, 2009
Your File No. 000-51783

Dear Mr. Gilmore:

On behalf of Novint Technologies, Inc., (the “Company” or “Novint”), set forth below are the Company’s substantive response to the comment received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated January 10, 2011.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 1. Financial Statements

Note 3 –Prepaid Expenses, page F-10

1.
We note in your response to prior comment 2 that the majority of your prepaid royalties relate to an agreement with Electronic Arts (EA) under which you planned to release seven games.  Additionally, you expected “a large amount of marketing value” associated with the EA games that were customized for the Falcon.  We further note that as of September 30, 2009, only one of the games under the EA agreement had been released.  Please address the following additional issues:

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
January 25, 2011

•
Confirm whether, as of September 30, 2009, you had a signed agreement with EA and whether the provisions of the agreement supported the existence of your prepaid royalty balance.  In this regard, tell us whether terms of the agreement include any time limitations associated with receiving the benefit of the prepaid royalties.

•	Explain why you have only released one of the seven games that were included in the EA agreement.

RESPONSE:

We respectfully note the Staff's comment.  The Company confirms that as of September 30, 2009 the Company had a signed agreement with EA and the provisions of the agreement supported the existence of its prepaid royalty balance.  The agreement was entered into on March 25, 2008 and has a minimum three year term.  The agreement can be terminated for cause prior to the end of the term, but had not (and has not) been terminated.  In addition to the term of the agreement, time limitations are associated with receiving the benefit of the prepaid royalties.  The royalties and time limitations are separately associated with each game.  With respect to the specific games licensed under the agreement, six of the seven games ($850,000 of the prepaid amount) were approved at the time of entering into the agreement and have a license term of two years and six months (ending September 25, 2010).  The seventh game ($150,000 of the prepaid amount) was added to the agreement on June 23, 2008 with the same term of two years and six months (ending December 23, 2010).  The term for each of the seven games is to be further extended if EA unreasonably delayed in delivering source code and marketing materials to the Company for such game.  Although there had been such delays, as of September 30, 2009, the license term had not been extended for the foregoing games.

The Company was able to release only one of the seven games included in the EA agreement by September 30, 2009, for primarily two reasons.    First, Novint needed additional capital in order to fund (in a more timely manner) the programming and development costs necessary to adapt the Falcon for use with the additional games and, rather than doing so, had been focusing its limited resources in other areas.  Second, the Company’s development efforts for the games were delayed by missing or delayed delivery of source code or components of source code from EA.

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Re:  Novint Technologies, Inc.
January 25, 2011

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Sincerely yours,

RICHARDSON & PATEL LLP

By:	/s/ Addison Adams
Addison Adams

cc:	Tom Anderson, CEO, Novint Technologies, Inc.
Craig Stegeman, CPA, AJ. Robbins, P.C.